CAMPBELL ALTERNATIVE ASSET TRUST
                          MONTHLY REPORT - AUGUST 2010
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------


Net Asset Value (17,472.839 units) at July 31, 2010           $     25,632,469
Additions of 72.570 units on August 31, 2010                           112,130
Redemptions of (74.174) units on August 31, 2010                      (114,608)
Offering Costs                                                               0
Net Income - August 2010                                             1,365,351
                                                              ----------------
Net Asset Value (17,471.235 units) at August 31, 2010         $     26,995,342
                                                              ================
Net Asset Value per Unit at August 31, 2010                   $       1,545.13
                                                              ================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                  $      1,019,635
    Change in unrealized                                               486,352
  Gains (losses) on forward and options on forward contracts:
    Realized                                                            42,010
    Change in unrealized                                              (105,356)
  Net Investment Income (Loss)                                           7,144
                                                              ----------------
                                                                     1,449,785
                                                              ----------------
Expenses:
  Brokerage fee                                                         71,469
  Performance fee                                                            0
  Operating expenses                                                    12,965
                                                              ----------------
                                                                        84,434
                                                              ----------------
Net Income (Loss) - August 2010                               $      1,365,351
                                                              ================

                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on August 31, 2010                   $       1,545.13

Net Asset Value per Unit on July 31, 2010                     $       1,466.99

Unit Value Monthly Gain (Loss) %                                          5.33%

Fund 2010 calendar YTD Gain (Loss) %                                      0.49%


To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

Strong August Performance Propelled by Gains in Fixed Income Trading...

The release of the August U.S. Federal Reserve meeting minutes resulted in yet another sell-off of "risk assets," which helped to contribute to the rise in fixed income prices. Yields reached multi-year lows in the U.S., Europe and U.K., resulting in big gains from the Trust's long fixed income positions, especially on the long end of the curve.

Smaller gains were realized in the commodity markets, primarily in precious metals. Gold fully retraced July's corrective sell-off, with its August month-end market value closing several ticks higher than the June close. The Trust's long gold position benefitted from gold's safe-haven status, as well as from news out of China, the world's largest consumer and producer of gold, that they will allow greater access to trading of the metal. The Trust's long silver position also produced favorable results due to its lock-step trading with gold.

Long global equity indices holdings resulted in losses for the month. Weak labor and housing data releases, coupled with the FOMC's downgrade of its assessment of the U.S. economic outlook, contributed to the poor performance of U.S. market indices. Japanese equities fared worse, as the stubbornly strong Japanese Yen weighs on Japanese exporters. By month-end, the Euro Stoxx 50 lost nearly 4.5%, the S&P 500 fell about 4.75%, and the Japanese Nikkei lost almost 7.5%.

Additional losses were recorded in the foreign exchange markets from short positions in the Euro/Yen cross as the Euro appreciated more than 4% against the Japanese Yen. The Euro moved higher against most currencies as investors covered short positions as the Euro showed renewed signs of life.

All of the major Central Banks kept rates on hold during August as they maintain a wait-and-see attitude. The markets continue to thrash around in the depths of indecisiveness as the debate over when and how the recovery might ensue. In the midst of all of this indecisiveness, we are encouraged by our commitment to a systematic investment approach.

If you have any questions or comments, I look forward to hearing from you.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust